October 10, 2008

VIA EDGAR AND MESSENGER

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:	URS Corporation
Form 10-K for the fiscal year ended December 28, 2007
Filed February 26, 2008

File No. 1-7567

Dear Mr. O’Brien:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of URS Corporation (the “Company” or “we”) to the additional comment in your letter dated October 6, 2008 regarding the Company’s Form 10-K for the fiscal year ended December 28, 2007, filed with the SEC on February 26, 2008.

Form 10-K for the year ended December 28, 2007

Note 1. Accounting Policies, page 78

Revenue Recognition, page 78

1.
In response to prior comment 3, you have proposed expanded future disclosure of your revenue recognition policies in the footnotes to your financial statements.  In the context of discussing unapproved change orders, you state:

“Change orders are included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to contract value that can be reliably estimated.  Revenue recognized from change orders may exceed the related costs incurred.”

Please clarify how you considered paragraph 62 of SOP81-1, which states “revenue in excess of the costs attributable to unpriced change orders should only be recorded in circumstances in which realization is assured beyond a reasonable doubt.”

Response:

Our revenue recognition policies and practices are consistent with paragraph 62 of SOP 81-1.  We have revised the applicable paragraphs of the Change Orders and Claims section of the revenue recognition policy that we intend to include in future filings as follows:

Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions.  Change orders may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and period of completion of the work.  Either we or our clients may initiate change orders.  Client agreement as to the terms of change orders is, in many cases, reached prior to work commencing.  However, sometimes circumstances require that work progress without client agreement before the work is performed.  Costs related to change orders are recognized as incurred.  Revenues attributable to change orders that are unapproved as to price or scope are recognized to the extent that costs have been incurred if the amounts can be reliably estimated and their realization is probable.  Revenues in excess of the costs attributable to change orders that are unapproved as to price or scope are recognized only when realization is assured beyond a reasonable doubt.  Change orders that are unapproved as to both price and scope are evaluated as claims.

If you have any additional questions, please feel free to call me at (415) 774-2770.

Very truly yours,

/s/ H. Thomas Hicks
Chief Financial Officer
URS Corporation

cc:           Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Reed N. Brimhall
Vice President, Controller & Chief Accounting Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Joseph Masters
Vice President and General Counsel
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Armen Der Marderosian
Chair, Audit Committee
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Samuel M. Livermore
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, CA 94111-5800

Michael F. Schini
PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco, CA  94111-4004